December 16, 2008

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	The Guardian Insurance & Annuity Company, Inc.

The Guardian Separate Account R

File No. 333-153840

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, The Guardian Insurance & Annuity Company, Inc. (“GIAC”), on behalf of the The Guardian Separate Account R (the “Registrant”) hereby requests acceleration of the effective date of Pre-Effective Amendment No. 1 to the Registration Statement Filed on Form N-4 for the variable annuity contracts issued through the Registrant (File No.333-153840) to December 23, 2008 or as soon thereafter as reasonably practicable.

In connection with this acceleration request, GIAC, on behalf of the Registrant, acknowledges the following:

1. Should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

By:	/s/ Richard T. Potter, Jr.
Richard T. Potter, Jr.
Senior Vice President and Counsel

December 16, 2008

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	The Guardian Insurance & Annuity Company, Inc. The Guardian Separate Account R File Number 333-153840

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, Guardian Investor Services LLC (“GIS”) joins the The Guardian Insurance & Insurance & Annuity Company, Inc., on behalf of the The Guardian Separate Account R (the “Registrant”) in hereby requesting acceleration of the effective date of Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-4 for the variable annuity contracts issued through the Registrant (File No. 333-153840) to December 23, 2008 or as soon thereafter as reasonably practicable.

In connection with this acceleration request, GIS, on behalf of the Registrant, acknowledges the following:

1. Should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GUARDIAN INVESTOR SERVICES LLC

By:	/s/ Richard T. Potter, Jr.
Richard T. Potter, Jr.
Senior Vice President and Counsel